360 FUNDS 485BPOS

Exhibit 99(o)(2)(i)

360 Funds

Schedule A

to the

Shareholder Services Plan

Dated June 28, 2023

Amended August 8, 2024

Fund Name	Share Class	Maximum Fee (annual rate expressed as a percentage of the average daily net assets of each Class of Shares)
M3Sixty Capital Small Cap Growth Fund	Institutional	0.15%
M3Sixty Onchain U.S. Government Money Market Fund	NA	0.35%

360 Funds

Randall Linscott
President